Exhibit 99.1

FOURTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT

This Fourth Amendment (this “Fourth Amendment”) dated as of December 17, 2013, among (a) Jaguar Mining Inc. (“Jaguar” or the “Company”), (b) its subsidiaries, MCT Mineração Ltda., Mineração Turmalina Ltda. and Mineração Serras do Oeste Ltda. (collectively, the “Subsidiaries”), and (c) each of the other signatories hereto (each a “Consenting Noteholder” and collectively the “Consenting Noteholders”), amends the Support Agreement dated as of November 13, 2013, among the Company, the Subsidiaries and the Consenting Noteholders party thereto, as amended by the First Amendment dated as of November 20, 2013, the Second Amendment dated as of December 3, 2013, and the Third Amendment dated as of December 9, 2013 (the “Support Agreement”) to the extent, and on the terms and conditions, set forth herein. The Consenting Noteholders, the Company and the Subsidiaries are collectively referred to in this Fourth Amendment as the “Parties” and each (including each Consenting Noteholder, individually) is a “Party”.

WHEREAS the Company, the Subsidiaries and the Consenting Noteholders are party to the Support Agreement, pursuant to which the Consenting Noteholders agreed to support a Transaction that is to be implemented pursuant to a recapitalization and restructuring plan to be filed in respect of the Company in proceedings under the Canada Business Corporations Act or the Companies’ Creditors Arrangement Act, as applicable;

AND WHEREAS the Parties wish to make certain amendments to the Support Agreement in accordance with the terms thereof;

AND WHEREAS capitalized terms used but not otherwise defined in this Fourth Amendment shall have the meanings ascribed to them in the Support Agreement;

AND WHEREAS all sections and paragraphs referenced herein are to the Support Agreement unless stated otherwise.

NOW THEREFORE, for good and valuable consideration, the receipt of which are hereby acknowledged, the Parties hereby amend the Support Agreement as follows:

1. Amendments

(a) Section 4(d)(i) of the Support Agreement is hereby amended by deleting the words “December 20, 2013” and replacing such words with the words “December 23, 2013”.

(b) Section 4(d)(ii) of the Support Agreement is hereby amended by deleting the words “December 20, 2013” and replacing such words with the words “December 23, 2013”.

(c) Section 4(d)(iii) of the Support Agreement is hereby amended by deleting the words “January 22, 2014” and replacing such words with the words “January 28, 2014”.

(d) Section 4(d)(iv) of the Support Agreement is hereby amended by deleting the words “January 22, 2014” and replacing such words with the words “January 28, 2014”.

(e) Section 4(d)(v) of the Support Agreement is hereby amended by deleting the words “January 24, 2014” and replacing such words with the words “January 30, 2014”.

(f) Section 4(u) of the Support Agreement is hereby amended by deleting the words “December 17, 2013” and replacing such words with the words “January 8, 2014”.

(g) Section 8(c) of the Support Agreement is hereby amended by deleting the words “December 17, 2013” and replacing such words with the words “January 8, 2014”.

(h) Section 9(a)(i)(v) of the Support Agreement is hereby amended by deleting the words “January 24, 2014” and replacing such words with the words “January 30, 2014”.

2. Mutual Representations and Warranties. Each of the Parties hereby represents and warrants severally and not jointly to each other Party (and acknowledges that each of the other Parties is relying upon such representations and warranties) that:

(a) This Fourth Amendment has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Fourth Amendment constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(b) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Fourth Amendment and to perform its obligations hereunder and consummate the transactions contemplated hereby.

3. Full Force and Effect. The Support Agreement shall not be amended or otherwise modified by this Fourth Amendment except as set forth in Section 1 of this Fourth Amendment. Except as amended by this Fourth Amendment, the Support Agreement shall continue to be and shall remain in full force and effect in accordance with its terms, and the Parties hereto hereby ratify and confirm the Support Agreement in all respects, as amended hereby. All references to the “Agreement”, “herein”, “hereof”, “hereunder” or words of similar import in the Support Agreement shall be deemed to include the Support Agreement as amended by this Fourth Amendment.

4. Reservation of Rights. Nothing contained in this Fourth Amendment constitutes a waiver of any default that may heretofore or hereafter occur or have occurred and be continuing under the Support Agreement. Except as expressly provided herein, the execution and delivery of this Fourth Amendment does not: (i) extend the terms of the Support Agreement; (ii) give rise to any obligation on the part of any Party to extend, modify, alter, amend or waive any term or condition of Support Agreement or otherwise prejudice any rights or remedies which any Party now has or may have in the future; or (iii) give rise to any defences, setoffs, reductions or counterclaims to any Party right to enforce, exercise and enjoy the benefits of their respective rights and remedies under the Support Agreement.

5. Miscellaneous

(a) The headings of the Sections of this Fourth Amendment have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

(b) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(c) This Fourth Amendment shall be governed by the laws of the State of New York and the federal laws of the United States applicable therein.

(d) This Fourth Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Fourth Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

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This Fourth Amendment has been agreed and accepted on the date first written above.

Jaguar Mining Inc.

By:	“Thomas Douglas Willock”
Name: Thomas Douglas Willock
Title: Chief Financial Officer

MCT MineraÇÃo Ltda.

By:	“T.D. Willock”
Name: T. D. Willock
Title: Director

MineraÇÃo Turmalina Ltda.

By:	“T.D. Willock”
Name: T. D. Willock
Title: Director

MineraÇÃo Serras do Oeste Ltda.

By:	“T.D. Willock”
Name: T. D. Willock
Title: Director

STRICTLY CONFIDENTIAL

Name of Consenting Noteholder:	[Redacted]

	Per:	[Redacted]
Name: [Redacted]
Title: [Redacted]

The Signature, Name and Title of each of the Consenting Noteholders has been redacted pursuant to Section 18 of the Support Agreement.

STRICTLY CONFIDENTIAL